

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 7, 2018

<u>Via e-mail</u>
Alfred J. Dilmore
Interim Chief Financial Officer, Interim Treasurer and Chief Accounting Officer
RAIT Financial Trust
Two Logan Square
100 N. 18th Street, 23rd Floor
Philadelphia, PA 19103

      Re: **RAIT Financial Trust**
              Form 10-K for the Year Ended December 31, 2017
              Filed March 16, 2018
              File No. 1-14760

Dear Mr. Dilmore:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities